UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
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SPECIALIZED DISCLOSURE REPORT
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Sunrun Inc.
(Exact name of registrant as specified in its charter)
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Delaware	001-37511	26-2841711
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
225 Bush Street, Suite 1400
San Francisco, California 94104
(Address of principal executive offices) (Zip code)

Jeanna Steele, Chief Legal Officer and Chief People Officer
Sundance Banks, Senior Vice President - Legal
(415) 580-6900
(Name and telephone number, including area code, of the person to contact in connection with this report)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which this information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____.

Section 1 — Conflict Minerals Disclosure

This Form SD of Sunrun Inc. (the “Company,” “our” or “we”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), and in accordance with the Instructions to Form SD.

Rule 13p-1 was adopted by the SEC under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to implement reporting and disclosure requirements related to “conflict minerals,” defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are currently limited to tantalum, tin, and tungsten (collectively, “3TG”). Pursuant to the Rule 13p-1, publicly traded companies must submit a report to the SEC after examining whether 3TG originating in the Democratic Republic of Congo or adjoining countries (Angola, Burundi, The Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia) (together, the “Covered Countries”) are present in the products the company manufactures or contracts to manufacture and if any of such 3TG is necessary to the functionality or production of such products.

Item 1.01 Conflict Minerals Disclosure and Report

Overview

Our mission is to provide our customers with clean, affordable solar energy and storage, and a best-in-class customer experience. We are headquartered in San Francisco, California, with operations throughout the United States. In 2007, we pioneered the residential solar service model, creating a low-cost solution for customers seeking to lower their energy bills. We are engaged in the design, development, installation, sale, ownership and maintenance of residential solar energy systems in the United States. Our primary customers are residential homeowners. We also offer battery storage along with solar energy systems to our customers in select markets and sell our services to certain commercial developers through our multi-family and new homes offerings.

The solar systems we install require inverters, which are components that convert direct current electricity generated by solar panels into alternating current electricity that can be used to power a home or be exported to the grid. We do not manufacture or contract to manufacture inverters, except for a bi-directional inverter we co-developed that is part of the Home Integration System used with the Ford F-150 Lightning vehicle. These bi-directional inverters (the “Applicable Products”) include components that contain 3TG. Therefore, we are subject to the reporting obligations of Rule 13p-1. Other than the Applicable Products, we do not believe any of our other products manufactured and sold in 2022 contained 3TG.

We do not purchase raw ore or 3TG from mines, and we do not make any direct purchases in the Covered Countries. Accordingly, we are several levels removed from the mining, smelting or refining of 3TG. Instead, we rely on a supplier who provides us with Applicable Products. As a result, we rely on this supplier to provide us with information regarding the source of 3TG that are necessary to the functionality or production of the Applicable Products which they supply to us.

We are committed to the responsible sourcing of minerals and conducting our business worldwide with respect for human rights and in compliance with applicable laws. We expect our suppliers to maintain systems of control and transparency over their mineral supply chains and provide us only with products that contain responsibly sourced commodities. We expect the sourcing of these minerals to occur in a manner consistent with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. We adopted and publicly communicated our Vendor Code of Conduct, which includes the foregoing standards regarding responsible mineral sourcing, which can be found on our investor relations website at https://investors.sunrun.com/leadership-governance/governance-documents. We have communicated with our suppliers regarding the need for Rule 13p-1 compliance. Our supplier of the Applicable Products has publicly committed to the responsible sourcing of minerals, such as 3TG, including through the implementation of extensive supply chain responsibility programs.

Reasonable Country of Origin Inquiry

In accordance with Rule 13p-1, we undertook a reasonable country of origin inquiry (“RCOI”) for the reporting period from January 1, 2022 to December 31, 2022 to determine whether the 3TG necessary to the functionality or production of our Applicable Products was sourced from Covered Countries.

We directly contacted our supplier of such Applicable Products to obtain its declaration relating to its sourcing of 3TG to determine whether 3TG were contained in the Applicable Products we contracted to have manufactured by such supplier. We conducted a supply-chain survey with our supplier of Applicable Products containing 3TG using the Conflict Minerals Reporting Template (“CMRT”) from the Responsible Minerals Initiative (“RMI”). The CMRT is a standardized reporting template designed to facilitate the transfer of information through the supply chain regarding mineral country of origin and the smelters and refiners being utilized. RMI conducts an industry-standard Responsible Minerals Assurance Program (“RMAP”), in which it certifies smelters and refiners worldwide by conducting an independent audit to validate company-level management and sourcing processes for responsible mineral procurement. We reviewed our supplier’s completed CMRT for consistency, completeness, and accuracy, and, with respect to some matters, requested and received further evidence, both oral and written, to validate or clarify its responses.

We believe our RCOI process was reasonably designed and performed in good faith. However, there are inherent limitations in the information provided by third parties, including, but not limited to, potential inaccuracies, incompleteness or falsified information despite our efforts to review the information.

Results of our RCOI

Based on our RCOI process described above, we determined that we have no reason to believe that any 3TG contained in our Applicable Products originated in Covered Countries.

Additional Information

A copy of the information contained in this Form SD is also publicly available on our investor relations website at https://investors.sunrun.com/, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD. The contents of any websites referenced in this Form SD are not incorporated by reference into, and are not otherwise a part of, this Form SD.

Item 1.02 Exhibit

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNRUN INC.

By:	/s/ Jeanna Steele
Jeanna Steele
Chief Legal Officer and Chief People Officer

Date: May 30, 2023